UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____________)

PEDEVCO CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

093440105

(CUSIP Number)

MIE Holdings Corp
Suite 1501, Block C, Grand Place,
5 Huizhong Road,
Chaoyong District, Beijing F4 100101
(855) 733-2685

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 093440105

1.	NAMES OF REPORTING PERSONS. MIE Holdings Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	5,000,000 shares

	8.	SHARED VOTING POWER	0 shares

	9.	SOLE DISPOSITIVE POWER	5,000,000 shares

	10.	SHARED DISPOSITIVE POWER	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,000,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 093440105

1.	NAMES OF REPORTING PERSONS. MIE Jurassic Energy Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	1,000,000 shares

	8.	SHARED VOTING POWER	0 shares

	9.	SOLE DISPOSITIVE POWER	1,000,000 shares

	10.	SHARED DISPOSITIVE POWER	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,000,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 093440105

1.	NAMES OF REPORTING PERSONS. Far East Energy Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	5,000,000 shares

	8.	SHARED VOTING POWER	0 shares

	9.	SOLE DISPOSITIVE POWER	5,000,000 shares

	10.	SHARED DISPOSITIVE POWER	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,000,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 093440105

1.	NAMES OF REPORTING PERSONS. Zhang Ruilin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	0 shares

	8.	SHARED VOTING POWER	5,000,000 shares

	9.	SOLE DISPOSITIVE POWER	0 shares

	10.	SHARED DISPOSITIVE POWER	5,000,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,000,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 093440105

1.	NAMES OF REPORTING PERSONS. Zhao Jiangwei

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER	0 shares

	8.	SHARED VOTING POWER	5,000,000 shares

	9.	SOLE DISPOSITIVE POWER	0 shares

	10.	SHARED DISPOSITIVE POWER	5,000,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,000,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 093440105

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of PEDEVCO CORP., a Texas corporation formerly named Blast Energy Services, Inc. (the “Company”), the principal executive offices of which are located at 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

Item 2.  Identity and Background

(a)-(c) and (f).  This Statement is being filed by the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

MIE Holdings Corporation, an exempted company with limited liability organized under the laws of the Cayman Islands (“Holdings”);

MIE Jurassic Energy Corporation, an exempted company with limited liability organized under the laws of the Cayman Islands (“MJEC”);

Far East Energy Limited, a company with limited liability organized under the laws of Hong Kong (“FEEL”);

Zhang Ruilin, a citizen of People’s Republic of China (“Mr. Zhang”); and

Zhao Jiangwei, a citizen of People’s Republic of China (“Mr. Zhao”).

Holdings is one of the leading independent upstream oil companies operating in China. The address of the principal office of Holdings is Suite 1501, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC. The name, business address, present principal occupation and citizenship of each executive officer and director of Holdings is set forth on Schedule A hereto.

MJEC is a wholly owned subsidiary of Holdings.  The principal business of MJEC is to hold equity interests in other oil companies.  The address of the principal office of MJEC is Suite 1501, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

FEEL is the controlling shareholder of Holdings and its principal business is to hold equity interests in Holdings. Mr. Zhang and Mr. Zhao are the directors of FEEL. The address of the principal office of FEEL and its directors is Flat/Rm 2105, 21/F, Office Tower Langham Place, 8 Argyle Street, Mongkok, Hong Kong.

Mr. Zhang and Mr. Zhao are the controlling shareholders of FEEL. Mr. Zhang is the executive director, chairman and chief executive officer of Holdings. Mr. Zhao is the executive director, vice chairman and senior vice president of Holdings. The principal business address of Mr. Zhang and Mr. Zhao is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

(d) and (e)  During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 093440105

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.   As described in Item 4, the securities that are the subject of this Schedule 13D were acquired by the Reporting Persons in a merger and in exchange for other securities held by the Reporting Persons.

Item 4.  Purpose of the Transaction

On July 27, 2012, the Company completed the transactions contemplated by an Agreement and Plan of Merger dated January 13, 2012 (the "Merger Agreement") among the Company, Blast Acquisition Corp., a wholly owned Nevada subsidiary of the Company ("MergerCo"), and Pacific Energy Development Corp., a privately held Nevada corporation ("PEDCO").  Pursuant to the Merger Agreement and effective July 27, 2012, MergerCo was merged with and into PEDCO (the "Merger"), with PEDCO continuing as the surviving entity and becoming a wholly owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Persons held securities issued by PEDCO.  Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Persons acquired beneficial ownership of the securities that are the subject of this Schedule 13D in exchange for his securities issued by PEDCO.

The Reporting Persons acquired beneficial ownership of such securities for investment purposes. Depending upon market conditions and other factors that the Reporting Persons deem material, after the date of this Schedule 13D the Reporting Persons may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that they now own or hereafter may acquire.  The Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as they may determine.

Item 5.  Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.  The Reporting Persons are the beneficial owners of 5,000,000 shares of Common Stock, constituting approximately 20.3% of the Company's outstanding shares of Common Stock.  Such percentage is based on 19,597,126 shares of Common Stock outstanding on August 6, 2012 and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Persons.

The securities held by the Reporting Persons consist of (a) 4,000,000 shares of Series A Preferred Stock held by Holdings that are convertible into shares of Common Stock, and (b) 1,000,000 warrants to purchase shares of Common Stock held by MIE Jurassic Energy Corporation, a Cayman Island company and wholly owned subsidiary of Holdings.  Holdings has sole power to vote, direct the vote of, dispose of, and direct the disposition of, all such securities. Mr. Zhang and Mr. Zhao, by virtue of their control of Holdings, may be deemed to share the power to vote, direct the vote of, dispose of, and direct the disposition of, all securities held by Holdings.

Except in connection with their acquisition of the securities described in Items 4 and 5 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

CUSIP NO. 093440105

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement, dated as of August 14, 2012 by and among MIE Holdings Corporation, MIE Jurassic Energy Corporation, Far East Energy Limited, Zhang Ruilin and Zhao Jiangwei.
99.2
Agreement and Plan of Reorganization dated as of January 13, 2012 among Blast Energy Services, Inc., Blast Acquisition Corp. and Pacific Energy Development Corp. (previously filed by Blast Energy Services, Inc. with the Securities and Exchange Commission on January 20, 2012 on a Current Report on Form 8-K and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2012	MIE HOLDINGS CORPORATION

/s/ Zhang Ruilin
By: ZHANG RUILIN
Its: Chairman

MIE JURASSIC ENERGY CORPORATION

/s/ Zhang Ruilin
By: ZHANG RUILIN
Its: Chairman

FAR EAST ENERGY LIMITED

/s/ Zhang Ruilin
By: ZHANG RUILIN
Its: Chairman

/s/ Zhang Ruilin
By: ZHANG RUILIN

/s/ Zhao Jiangwei
By: ZHAO JIANGWEI

SCHEDULE A

The name, present principal occupation and citizenship of each of the directors and executive officers of Holdings are set forth below.  Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to Holdings, and the business address for each individual is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

Name	Present Principal Occupation	Name and Address of Employer (if different from Business Address provided)	Citizenship
Zhang Ruilin	Executive Director, Chairman and Chief Executive Officer		People’s Republic of China
Zhao Jiangwei	Executive Director, Vice Chairman and Senior Vice President		People’s Republic of China
Forrest L. Dietrich	Executive Director, Senior Vice President and authorized representative		United States
Allen Mak	Executive Director, Chief Financial Officer, Joint Company Secretary, Senior Vice President and authorized representative		Hong Kong
Wang Sing	Non-Executive Director	TPG 57th Floor, Two International Finance Centre 8 Finance Street Central Hong Kong	Hong Kong
Mei Jianping	Independent Non-Executive Director		United States
Jeffrey W. Miller	Independent Non-Executive Director		United States
Cai Rucheng	Independent Non-Executive Director		People’s Republic of China